Celanese Corporation has requested confidential treatment for portions of this letter in accordance with 17 C.F.R. §200.83.
Celanese Corporation
222 W. Las Colinas Blvd.,
Suite 900N
Irving, TX, USA 75039
www.celanese.com
April 10, 2015

Filed as EDGAR Correspondence
Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Celanese Corporation
Form 10-K for the Year Ended December 31, 2014
Filed February 6, 2015
Form 8-K
Filed January 22, 2015
File No. 1-32410

Dear Mr. O'Brien:
This letter is submitted by Celanese Corporation ("Celanese" or the "Company") in response to the comments of the staff of the Division of Corporation Finance ("Staff") of the United States Securities and Exchange Commission ("SEC") in its letter to Celanese dated March 30, 2015 ("Comment Letter"), which requested a response from Celanese relating to its Form 10-K for the year ended December 31, 2014 filed February 6, 2015, and Form 8-K filed January 22, 2015.
For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff's comments presented in bold italicized text, each of which is followed by our response.
The Company is requesting confidential treatment pursuant the to 17 C.F.R. §200.83 ("Rule 83") for a portion of its response to Comment 1 and, consequently, a portion of the response is redacted from this EDGAR filing. The Company has contemporaneously provided its unredacted response to the Staff.
Form 10-K for the Year Ended December 31, 2014

Financial Statements
Notes to the Financial Statements
Note 5. Variable Interest Entities, page 78

1.
Please help us better understand how you determined that you are the primary beneficiary of the joint venture, Fairway Methanol LLC, that you formed with Mitsui & Co., Ltd. Please provide us with the underlying contract related to the formation of this joint venture. Please also provide us with an analysis which highlights the specific contractual provisions and cross-references to the specific accounting guidance you considered in determining that you are the primary beneficiary pursuant to ASC 810.

Response:
In February 2014, Celanese and Mitsui & Co (“Mitsui”) agreed to form Fairway Methanol LLC ("Fairway"). Accordingly, the two companies entered into eleven major agreements comprising more than 400 pages, including the Amended and Restated Joint Venture Agreement (“Agreement”) and the Amended and Restated Limited Liability Company Agreement (“LLC Agreement”). As discussed on our call April 2, 2015, to more succinctly respond to the Staff’s comment we are summarizing the terms of the Agreement and LLC Agreement applicable to the question of consolidation. If after reviewing our response the Staff still has questions that can only be answered through review of the Agreement and the LLC Agreement, we will provide those at that time.
As part of the Agreement, Fairway will construct and operate a 1.3 million metric ton per year methanol unit in which Celanese and Mitsui each own 50%. In simple terms a methanol plant converts natural gas into methanol through a series of chemical reactions. Economically, natural gas makes up the substantial majority of the cost of methanol, excluding fixed costs and depreciation of the plant assets. Under the Agreement, Celanese and Mitsui each purchase natural gas, for which they retain title during the conversion process, and Fairway converts (tolls) that natural gas into methanol under a cost plus arrangement. The resulting methanol is then sold to the parties for use in their business. Unlike Celanese, which will use the methanol produced by Fairway for the production of its products, Mitsui is a reseller of methanol. The objective of Fairway is to produce methanol at a cost below what methanol could be purchased on the open market. Accordingly, all of the activities of Fairway are conducted on behalf of and for the benefit of Celanese and Mitsui. The financial impact of Fairway to Celanese has a neutral impact on net earnings. On a standalone basis, we anticipate that Fairway will earn approximately $12 million per year, of which half is attributable to Mitsui’s interest. Celanese share of Fairway's earnings effectively eliminates in consolidation.
The Staff requested the Company provide information to help them better understand how we determined that Celanese was the primary beneficiary of Fairway. Under the Agreement, Fairway will be managed by a board of directors (“BOD”) comprised of six directors. Celanese and Mitsui each appoint three directors; Celanese will nominate the chairman and Mitsui will nominate the vice chairman to the BOD. The chairman and vice chairman do not carry any veto or tie breaker voting rights. Decisions subject to unanimous vote include: entering into contracts greater than $5 million, the purchase/lease of real property, debt transactions, approving financial statements, budgets, appointment of management positions (Celanese nominates the chief executive officer, Mitsui nominates the chief financial officer/senior vice president), amending the Agreement, equity transactions, adopting business plans, cash distributions, sale of assets, litigation with exposure greater than $400,000, incurrence of liens, temporarily idling the facility and establishing subsidiaries of Fairway. While these terms would generally suggest 50-50 control, there are a number of incremental Celanese rights and obligations that resulted in our conclusion that consolidation was appropriate.
The entity holding a controlling financial interest in the variable interest entity (“VIE”) is referred to as the primary beneficiary of the VIE. Per Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) paragraph 810-10-25-38A, a reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.
Fairway’s significant economic activities are evaluated based on the impact to the VIE’s cash flows, net sales, margin and overall fair value of underlying assets over the life of the VIE. Fairway’s significant economic activities are comprised of:

1.	Construction, operation and maintenance of the methanol unit

2.	Procurement (materials, utilities, energy, labor)

3.	Investment and business diversification (including capital expenditure additions, disposals)
Fairway will provide tolling services to the Fairway partners on a cost plus basis. Celanese was appointed the operator of the methanol unit and will also provide all site services (including engineering/maintenance, waste management, laboratory/testing, safety, information technology, finance, procurement, human resources and steam). Celanese will be reimbursed for the cost of services provided to Fairway under separate operations and maintenance and site service agreements. Under such agreements, Celanese manages the cost structure, cash flows and net sales recorded by Fairway. Celanese through its ability to operate and maintain the methanol unit assets would indirectly impact the fair value of those assets.
While both Fairway partners approve operational/capital expenditure budgets, Celanese will be involved in the day-to-day decisions involving hiring of employees, procurement of raw materials (i.e. Celanese can unilaterally place purchase orders below $500,000 in value), distribution and operation and maintenance of the methanol unit assets. Celanese has the right to break any deadlock on capital expenditure decisions during the construction of the unit. Celanese, as the landlord of the land underlying the methanol unit, may require the demolition of the methanol unit facility at the end of the lease term at the cost and expense of Fairway. Alternatively, Celanese has the option to retain portions of the methanol unit at the end of the lease term, which is 20 years subject to an additional 10 year renewal. Fairway will adopt Celanese’s environmental, health and safety policies.
Fairway can remove Celanese as the operator in the event of default in Celanese’s performance as a reasonable operator. To the extent Celanese were to sell its intermediate chemistry business, which makes up more than 50% of total Celanese net sales and operating profit, Celanese (and not Fairway) has the option of appointing a new third party operator or continuing as the operator of the methanol unit. Further, the methanol unit is being constructed on Celanese land and will share Celanese infrastructure assets. Therefore, replacing Celanese as the operator may not be practical unless Celanese were to sell its intermediate chemistry business which operates on the same site as the methanol unit. It was therefore concluded that Celanese, as an operator of the methanol unit and landlord has the power to direct significant economic activities of Fairway over the term of the Agreement.
The Company is requesting confidential treatment for certain information included in this response, indicated by [***], pursuant to Rule 83 and has consequently redacted it from this EDGAR filing. The Company has contemporaneously provided its unredacted response to the Staff.
While the Fairway partners share profit/loss from operating Fairway equally, the Agreement includes additional requirements that increase Celanese’s obligations to absorb losses of Fairway. Per Exhibit E to the Agreement, Celanese agrees to absorb any environmental obligations of Fairway above [***]. In addition, the LLC Agreement provides for an equity option between Celanese and Mitsui. [***]. As discussed in Deloitte’s Consolidation of Variable Interest Entities, A Roadmap to Applying the Variable Interest Entities Consolidation Model (March 2010) publication Section 1.28, this equity option would be considered additional subordinated financial support:
1.28 Additional Financial Support - Put and Call Options
ASC 810-10-15-17(d) exempts reporting entities from evaluating whether a legal entity deemed to be a business as defined in ASC 805 is a VIE (i.e., such an entity would be outside the scope of the VIE model in ASC 810-10), unless one or more of several conditions are met. The condition in ASC 810-10-15-17(d)(3) is that the “reporting entity and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the legal entity based on an analysis of the fair values of the interests in the legal entity” (emphasis added).
ASC 810-10-20 defines subordinated financial support as follows:
Variable interests that will absorb some or all of a [VIE’s] expected losses.

Question
What impact does a put or call option between joint venture partners have on whether a reporting entity meets the condition in ASC 810-10-15-17(d)(3) and, therefore, on whether it can apply the business scope exception?
Answer
The following two examples answer this question from the perspective of a put option (Example 1) and a call option (Example 2).
Example 1 (Put Option)
Investor A and Investor B form Entity X with equal contributions of equity. Investor B purchases a put option from A that permits it to put its interest in X to A at a fixed price.
The fair value of the fixed-price put option should be considered additional subordinated financial support provided by A to X because A will absorb expected losses of X upon exercise of that put option (i.e., it meets the definition of subordinated financial support in ASC 810-10-20). Therefore, A would consider the fair value of the fixed-price put option (presumably the price paid) in determining whether the condition in ASC 810-10-15-17(d)(3) is met. If the fair value of the put option is greater than zero, A would not meet the condition in ASC 810-10-15-17(d)(3) and therefore would not be able to use the “business scope exception,” since the fair value of the equity provided by A and the fair value of the put option written by A would constitute more than half the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity.
This answer suggests that a fixed-price put option between parties related to the entity would cause B’s investment to be deemed not at risk (see Q&A 3.10 for further discussion of the impact of put options on the determination of equity investments at risk).
As discussed above, the environmental liability cap and the equity option would result in Celanese potentially absorbing a greater amount of losses over the term of the Agreement. Per PricewaterhouseCooper’s Guide to Accounting for Variable Interest Entities (2013) Section 5.1.3, when evaluating the losses/benefits criterion, all scenarios, irrespective of probability are to be considered in assessing whether the right to receive benefits or the obligations to absorb losses could be potentially significant to the VIE:
Losses/Benefits Criterion
If a reporting entity has met the power criterion, it will then need to determine whether it has the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Both the power criterion and the losses/benefits criterion are required for the reporting entity to be the primary beneficiary of the VIE.
…

Probability
All scenarios, irrespective of probability, should be considered in assessing whether the right to receive benefits or the obligations to absorb losses could be potentially significant to the VIE. The losses/benefits criterion also requires the reporting entity to consider that although it may not have rights or obligations that are currently significant, its variable interest may provide it with obligations or rights that may be significant to the VIE in the future even under seemingly improbable scenarios. The FASB concluded that these considerations were critical because obligations or rights that could potentially be significant often identify the reporting entity that explicitly or implicitly has the power to direct the activities that most significantly impact the economic performance of the VIE.
The losses/benefits criterion also requires the reporting entity to consider that although it may not have rights or obligations that are currently significant, its variable interest may provide it with obligations or rights that may be significant to the VIE in the future even under seemingly improbable scenarios. Based on the above discussion, Celanese would be considered the primary beneficiary of Fairway and would, therefore, consolidate Fairway. The key points impacting the conclusion to consolidate Fairway were disclosed in Note 5 - Variable Interest Entities to the Company's consolidated financial statements as of and for the year ended December 31, 2014 as part of our Annual Report on Form 10-K.
Form 8-K Filed January 22, 2015

2.
We note that you expect your adjusted tax rate to be less than 20 percent in 2015. Based on your earnings conference call held on January 23, 2015, it appears that the expected decrease in your tax rate in 2015 will be due to work you are doing with your Pan European headquarters in the Netherlands as well as changing some of the product flows to more favorable tax jurisdictions. In this regard, please ensure that you expand your disclosures in management’s discussion and analysis in future filings to discuss the factors that are materially impacting your effective tax rate from period to period. Please more specifically address in your disclosures what changes you made in the Netherlands as well as in terms of product flows that has resulted in a material impact to your effective tax rate. Please also provide a discussion of any foreign jurisdictions that are materially impacting your effective tax rate. Your discussion related to the jurisdiction should address differences between the statutory and effective tax rates, volatility in income/(loss) before income tax expense, management’s expectations for the region, and any other information to help readers better understand the impact of such jurisdiction on the consolidated effective tax rate.

Response:
Consistent with past practice, we will continue to disclose items materially impacting our tax rate, including changes in tax law, material tax assessments, earnings volatility, jurisdictions materially impacting our rate and other information as may be required to help readers understand the impact of such jurisdictions on our effective tax rate. These disclosures will continue to include earnings and tax rates in foreign jurisdictions with very low tax rates to more fully explain differences between income tax provisions calculated at the US statutory rate and our effective rate as requested by the Staff in its April 30, 2012 comment letter. While disclosure of these effects is currently included in the footnotes to the financial statements, in future filings, we will more fully reference disclosure of these impacts in Management's Discussion and Analysis.
As noted in the Staff's comment we indicated in our year end 2014 earnings release dated January 23, 2015 that we anticipated our 2015 adjusted tax rate to be less than 20 percent. This comment was made to provide investors an expectation of 2015’s tax rate inherently considered in the estimate of 2015 earnings that we provided, even if the change from prior year was not overly significant. As a global company operating in approximately sixty countries our tax rate can be significantly impacted by changes in jurisdictional earnings, changes in global economies, tax law changes, assessments and similar periodic or infrequent events. In 2015 we commenced certain transformation activities aimed at creating a centralized European operating company for the purpose of improving the operational efficiencies of our European operations and certain global product lines. This transformation resulted in the formation of a centralized European operating company in the Netherlands and includes the centralization of leadership and management functions in a single location. As a result we expect the realization of certain operational and margin savings which will directly impact our mix of earnings and products flows and result in certain favorable and unfavorable tax rate impacts in the jurisdictions in which we operate. To the extent material, we will provide future disclosure of the impact of the Company's European operating company on earnings and income taxes. We believe that the impact of changing our Pan European operating model will result in a net decrease of approximately 3% to our 2015 tax rate.

* * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
The Company believes that this letter addresses the Staff's comments in the Comment Letter. If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (972) 443-4570.
Sincerely,

/s/ CHRISTOPHER W. JENSEN
Christopher W. Jensen
Senior Vice President, Finance and
Interim Chief Financial Officer

cc:	Mark C. Rohr
Gjon N. Nivica, Jr.
James R. Peacock III